Transamerica Life Insurance Company Home Office: [Cedar Rapids, IA 52499] Administrative Office: [4333 Edgewood Rd NE] [Cedar Rapids, IA 52499] [(800) 238-4302]

(Referred to as the Company, we, our or us)

ACCIDENTAL DEATH BENEFIT RIDER

We have issued this rider as a part of the policy to which it is attached.  Except as otherwise specifically set forth below, it is subject to all of the terms of the policy.

Rider Benefit
If the Insured dies and the death is an Accidental Death as defined in this rider, we will pay the rider death benefit as set forth below.  The amount of the rider death benefit is shown in the Policy Data.  If coverage is added or changed after the Date of Issue of the policy, the rider death benefit will be the amount we confirm to you in writing. Payments are subject to the provisions of the policy and this rider.

Payment of Proceeds	Any proceeds payable under this rider will be paid to the Beneficiary under the policy. Any proceeds may be applied under the Settlement Provisions of the policy.
Definitions
Accidental Bodily Injury means an injury that, directly and independently of all other causes, results solely from external and involuntary causes. The Accidental
Bodily Injury must occur on or after the Rider Date.

Accidental Death means loss of life that, directly and independently of all other causes, results solely from an Accidental Bodily Injury. The death must occur within 180 days of the Accidental Bodily Injury.

Insured means only the Insured under the policy to which this rider is attached. It does not include any other individuals covered under other riders.

Risks Not Covered
No benefits will be payable under this rider if the Insured's death or Accidental
Bodily Injury is caused by or contributed to by, or results directly or indirectly, wholly or in part, from:
1. Suicide or any attempted suicide or self-inflicted injury, while sane or insane.
2. Intoxication as defined by the jurisdiction in which the accident occurred.
3. An infection except when caused directly by Accidental Bodily Injury.
4. Disease or infirmity of mind or body, or medical or surgical treatment for such disease or infirmity.
5. The voluntary intake or use by any means of:
a. Any drug, unless prescribed or administered by a physician and taken in accordance with a physician’s instructions; or
b. Poison, gas or fumes unless a direct result of an occupational accident.
6. The commission of, or attempt to commit, a felony.
7. Travel in or descent from any kind of aircraft except as a passenger on a regularly scheduled commercial aircraft.
8. Active participation in a riot, insurrection or terrorist activity.
9. War, declared or undeclared, or any act of war.
10. Riding or driving an air, land or water vehicle in a race, speed or endurance contest.
11. Participation in an illegal occupation or activity.
12. Bungee jumping or rock or mountain climbing.
13. Hang-gliding, skydiving, parachuting, ultra light soaring, ballooning, or parasailing.

Any defense of a claim under this rider based on the Risks Not Covered shall not be construed to be a contest of this rider.

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Notice and Proof of Loss
Written proof of loss must be given to us at our Administrative Office. Proof must be sent within 90 days after the death of the Insured. If it was not reasonably possible to give notice and/or written proof in the time required, we will not reduce or deny the claim for this reason if the notice and/or proof are filed as soon as reasonably possible. In any event, the notice and proof required must be given no later than one year after the death of the Insured unless the claimant was legally incapacitated.

Autopsy	We have the right to have an autopsy performed at our expense, unless prohibited by law.
Non-Convertible	This rider is not convertible.
Termination
This rider will terminate on the earliest of the following dates or events:

1. The death of the Insured;
2. The Policy Anniversary at the Insured’s Age 70;
3. The next Monthly Policy Date following the date you request termination of this rider;
4. The date the policy Lapses;
5. The date the policy is surrendered or continued under any nonforfeiture option; or
6. The date the policy terminates.

Our taking of a monthly charge for any period after the date of termination of this rider shall create no liability by us with respect to this rider, nor will it constitute a waiver of the termination. Any monthly charge for this rider following its termination will be retroactively refunded by crediting it to the Policy Value.

Termination shall not prejudice the payment of benefits for any Accidental Bodily Injury that occurred while the rider was in effect.

Reinstatement	If the policy is Reinstated, this rider may be reinstated at the same time.
Consideration	We have issued this rider in consideration of the application and payment of the first monthly charge for this rider.
Monthly Charges for this Rider
While this rider is in effect, we will take monthly charges for this rider from the Policy Value of the policy.  The monthly charge for this rider is shown in the Policy Data for the first 12 months. Monthly charges after the first Policy Year will not exceed the rates shown below.

                                                     Monthly Rate per
                      Age                         $1,000 of rider death benefit
                    15-45                                  $.10
                    46-50                                    .11
                    51-55                                    .12
                    56-60                                    .13
                    61-65                                    .15
                    66-69                                    .18

Incontestability
The provisions of the policy relating to incontestability apply to this rider.  However, if this rider is added after the Date of Issue of the policy, the contestable period will be measured from the later of the Rider Date or the date this rider is reinstated.

No Dividends are Payable	This rider does not participate in our profits or surplus.
Nonforfeiture Values	This rider does not have cash values or loan values.
Rider Date	The Rider Date of this rider will be the Policy Date, unless we inform you in writing of a different date.

Signed for us at our home office.

/s/Craig D. Vermie	/s/Brenda Clancy
[Secretary]	[President]